UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 12, 2006

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), pursuant to the provisions of article 82 of the Spanish Securities Market Act, proceeds by means of the present document to notify the following:

RELEVANT EVENT

As was disclosed today in two previously published “relevant events”, BBVA has reached two agreements for the acquisition of two USA banking groups quoted on the Nasdaq: Texas Regional Bancshares Inc. and State National Bancshares Inc.

BBVA shall finance these acquisitions with internal resources, among which the funds raised through the sale of its stake in Banca Nazionale del Lavoro, disclosed to the market through the relevant event of May 12, 2006, and the proceeds from the sale of its 5.04% stake in Repsol YPF. This sale will be made through the closing and settlement of hedging  equity swaps previously contracted; therefore it is not foreseeable that their execution will have a relevant impact on the market. This transaction will represent for BBVA gross capital gains of €523 million. With the latter divestment BBVA will cease to have a stable stake in Repsol YPF, in which board it ceased to participate as of June 2, 2005, in order to comply with the resolution of the National Energy
Commission of April 28, 2005.

Tomorrow, at 9.30 a.m. (Madrid time) the transactions shall be presented to analysts and investors. There will be a live webcast of the presentation which may be accessed from BBVA´s corporate site (www.bbva.com) and which will be available for replay at BBVA´s corporate web during at least the following month.

Madrid, June 12, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 06/12/2006	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized representative of BBVA